FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 27, 2007
Ger. Gen. 158/2007

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Dear Sir,

In accordance with clause 68 of the Law 18,045 and the provisions set forth in Resolution 3,572 of 2000 issued by your Superintendency, I hereby inform you the new composition of the Board of Director of Enersis S.A.

The Board has received and accepted the resignation of Mr. Rafael Español N. to the position of Director. This resignation will become effective as of August 1st , 2007. The Board has appointed Mr. Pedro Larrea P. as Director, as of the same effective date.

Likewise, the Auditing Committee of Enersis S.A. ruled by Sarbanes Oxley Act of the United States of America has experienced the following changes, Mr. Rafael Español N. has resigned to the position of Member of the Auditing Committee and Financial Expert of such committee, this resignation was accepted and will become effective as of August 1st , 2007. The Board has appointed Mr. Patricio Claro G. as Member of the Auditing Committee and Mr. Hernan Somerville S. as Financial Expert of the Auditing Committee, as of the same effective date.

Finally, as of the aforementioned date, the Auditing Committee of Enersis S.A. will be composed, as follows: Mr. Juan Ignacio de la Mata G. (President), Mr. Hernán Somerville S. (Financial Expert) and Mr. Patricio Claro G. (Member).

Best regards,

Ignacio Antoñanzas A.
Chief Executive Officer

c.c.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Stock Exchange of Valparaiso
Risk Classification Commission
Representative of Local Bond Holders
Central Security Depositary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: August 08, 2007